Filed by Fifth Third Bancorp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MB Financial, Inc.

SEC File No.: 001-36599

Filer’s SEC File No.: 001-33653

Date: December 6, 2018

FifthThirdBancorp

December 04, 2018

02:00 PM EST

Ryan Nash:	All right, we’re going to get started. Up next and joining us after a one-year break for its Investor Day, we are excited to have Fifth Third here once again. Fifth Third has set out and is executing on its plan to achieve top-quartile returns across the regional banking space, through leveraging technology, realigning retail distribution, and optimizing its processes. Through its NorthStar Program, it hopes to become a top-performing regional bank in the coming years. Here to tell us how they’re going to execute on their plans is President and Chief Executive Officer, Greg Carmichael; and Executive Vice President and Chief Financial Officer, Tayfun Tuzun.

With that, I’m going to pass it over to Greg for some prepared remarks.

Greg Carmichael:	Thanks, Ryan. Good afternoon and thank everyone for joining us today. Given the fireside chat format of this discussion, I’ll keep my prepared remarks brief, to allow more time for Q&A. I’ll begin with a brief overview of our bank, share some observations on the macroeconomic environment, and provide an update on the bank’s three key strategic priorities.

Before I go further, I want to remind you to review the cautionary statement regarding forward-looking information on slide 2. As many of you are aware, Fifth Third has a geographically focused 10-state retail branch footprint, as well as commercial banking offices located in major cities throughout the US. We maintain a very competitive position in all of our markets, and focus our efforts on building and deepening relationships.

Our economic diverse footprint enables us to take advantage of growth opportunities in our commercial and consumer businesses, without being constrained by geographical concentrations. Despite today’s market selloff, the current economic backdrop remains generally strong. Consumers are benefiting from a strong labor market with the lowest unemployment rate in almost 50 years, healthy wage growth, and low energy prices. These factors have helped drive the increased consumer spending and positive consumer sentiment. This backdrop is overall positive and it supports growth in our consumer lending businesses, although as you know, higher interest rates have weighed on our mortgage business this year.

In our commercial business, our clients continue to see the benefits of lower taxes and deregulation. But trade tensions and signs of global economic weakness have somewhat tempered capital investments. But overall, we expect the business cycle to continue to expand in 2019. We feel good about how we’ve positioned our balance sheet and our salesforce to take advantage of growth opportunities, while managing our exposures prudently. But we are cognizant of rising corporate debt levels. Our decision to exit $5

FifthThirdBancorp

December 04, 2018

02:00 PM EST

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billion of exposures over the last three years has had a very positive impact on our commercial credit performance. Three years ago, we made a decision that favored improved and more stable returns across business cycles. We’re now benefiting from those actions.

Turn to slide 3. As we’ve discussed before, we are currently focused on three key priorities, which allow us to achieve our financial and strategic objectives. First, we are focused on realizing the financial benefits from Project NorthStar. As we have discussed recently, the vast majority of the project work has been completed, with the benefits expected to be fully realized by year-end 2019. We believe that our strong results in the third quarter again demonstrate the progress we have made toward achieving our objectives under Project NorthStar.

Our next priority is to successfully complete the acquisition and integration of MB Financial. As we have shared previously, we expect the transaction to close in the first quarter of 2019. With the NorthStar implementation work behind us in 2018, we can focus our efforts to ensure that the integration of MB proceeds smoothly. Our third key priority is to pursue profitable organic growth opportunities, which has been and will remain our ongoing focus.

The information on slide 4 highlights our efforts to fortify our balance sheet and improve profitability in order to outperform peers and grow shareholder value through a full business cycle. From a credit risk management perspective, there are two primary areas where we have made key strategic decisions. First, as I mentioned a moment ago, our decision to optimize our commercial loan portfolio by exiting $5 billion of loans has helped drive our key forward-looking credit metrics to 15-plus year lows. Our criticized asset ratio of 3.5% has declined by more than 50% since the end of 2015, and is now below the peer median.

Second, we have remained disciplined in our commercial real estate, and have continued to maintain an underweight position relative to peers. Even with MB Financial, we believe we will have the lowest CRE concentration as a percentage of capital compared to our peers. Even though these decisions impact the loan and fee revenue growth in the short run, we are now positioned much better for future loan growth and better credit performance. With the exit behind us, our forward-looking loan metrics support our ability to generate strong and profitable growth, as displayed by our third quarter performance.

As we anticipated, our NorthStar investments are coming together to support healthy levels of future loan growth. Beyond loan growth, our NorthStar investments are also impacting our fee performance. Our acquisitions over the past 18 months in the insurance, wealth asset management, and M&A advisory areas; are already strengthening our product and service offerings. In addition, our NorthStar investment and our capital markets technology are already positively impacting revenue. Similarly, investments in corporate treasury management are now creating a true differentiation for us relative to our peers.

While investing in revenue growth opportunities, we have positioned our expense base to continue to achieve current and future positive operating leverage. We executed a headcount reduction initiative earlier this year, which will help us fund future investments. Based on our guidance of 1% expense growth in 2019, the results are becoming self-evident.

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December 04, 2018

02:00 PM EST

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In terms of managing interest rate risk, we have maintained a very balance approach. Our NIM expansion since the beginning of this rate cycle and our expectations based on our positioning are indicative of our strong commitment to outperformance over the full business cycle. We are also very excited about our ability to fund our year-to-date loan growth with core deposits in this challenging environment. We continue to be focused on managing our rate exposures in a balanced manner. But currently in late September and early October, we added protection to mitigate the impact of a potential lower interest rate environment a couple years down the road.

Similarly, we have significantly enhanced our capital liquidity levels over the last several years. Based on our improved risk profile, we believe that a more appropriate range for our common equity Tier 1 ratio is between 9% and 9.5%, which we think we can achieve over the next 18 months. While the recent regulatory proposals on capital and liquidity are helpful and positive, the proposed changes will not affect our internal risk appetite.

Slide 5 shows how we’ve enhanced our NorthStar targets to reflect changing environmental factors such as interest rates and taxes. Based on my earlier discussion of improving performance metrics and with the majority of NorthStar work behind us, we remain confident about achieving the enhanced (inaudible) targets by the fourth quarter of 2019. We also provided enhanced targets with the addition of MB’s expected results. While these targets are ambitious and should move us near the top quartile of our peer group, we remain confident in our ability to achieve these outcomes.

Turn to slide 6. As we approach year-end, we are squarely focused on the integration of MB Financial. All aspects of the transaction remain on track, including the expectations for MB-related expenses. The completion is subject to regulatory approvals and other customary closing conditions, but we continue to expect to be able to close in the first quarter of 2019. Combining the two companies in the Chicago market will allow us to accelerate growth and profitability. This transaction will not only improve our market positioning in Chicago, but will also move our overall metrics in the right direction.

We have stressed the importance of having local scale. And after the deal closes, we will have a top-three market share in two thirds of deposit franchise. This will allow us to create an even more efficient network, and help drive further operating leverage. Having a large share of deposits in our key markets also gives us additional pricing flexibility. As you can see on slide 7, we’re also prioritizing organic growth opportunities across other areas of the franchise.

In our commercial lending business, we continue to assess opportunities in high-growth markets where we can combine strong talent, local market experience, and enhanced product capabilities to successfully grow revenues. Additionally, we are continuing to add to our salesforce of wealth and asset management, treasury management, in our capital markets business. By allocating our resources more efficiently, we can leverage the capabilities across our franchise that better serve our customers onto our one bank operating model.

We’re in a process of finalizing our 2019 plan. As a result, we’ll provide a detailed outlook during our earnings call next month. However, slide 8 shows our current expectations for broader loan and deposit growth as we head into 2019. As I mentioned earlier, with the low nexus now behind us, our growth rate should approach our long-term targets and reflect our initiatives to generate profitable relationships. We already see these benefits in our results. As of the end of November, total balances were up 3.5% from the end of last year. We expect to grow total commercial loans consistent with GDP in 2019, reaching our long-term growth targets, even in this challenging environment. Furthermore, we expect growth in our consumer lending portfolio next year.

FifthThirdBancorp

December 04, 2018

02:00 PM EST

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We’re now at an inflection point in our indirect auto loan portfolio. With the impact of reduced originations behind us, we are now positioned to grow this portfolio at higher profitability levels. We also expect strong growth in our credit card and personal unsecured loan portfolios next year.

In addition, as we’ve discussed previous, MB Financial is expected to boost our growth expectations based on their historical strength in Chicago and the added benefit of the rollout of the leasing and ABL businesses across our remaining footprint. While we expect strong performance from our salesforce, we will maintain our disciplined underwriting approach. And more importantly, we intend to continue to fund loan growth with core deposits.

In summary, we have three primary priorities in front of us: first, realize the financial benefits from initiatives under Project NorthStar; second, successfully integrate and generate the financial benefits of the MB acquisition; and third, pursue profitable organic growth opportunities. We plan to grow our business in a capital efficient manner, with an appropriate risk return profile that will allow us to generate profitable and a relatively stable performance through business cycles. These three priorities highlight our focus on creating long-term shareholder value by generating high returns through lower volatility. And with that, I’ll turn it over to Ryan for Q&A. Thank you.

Ryan Nash:	Great. And thank you for the remarks, Greg. So maybe — you touched on a lot of things in the presentation. Maybe I’ll kick off with NorthStar, where you’ve noted that you’ve made a lot of progress to date. And we’ll have more as we turn the calendar. How would you assess the progress you’ve made on these initiatives so far? Where have you outperformed initial expectations? Where have you underperformed, and what do you think it means for your ability to hit your targets that you’ve laid out?

Greg Carmichael:	First off, it’s playing out as we architected the NorthStar strategy. As we planned up front early in the NorthStar first year, there was a lot of focus on expense initiatives to reduce expenses, as evidenced by our ‘17 over ‘16 growth of expenses less than 1%. With heavier investments in year two, and then really seeing the outcomes from a revenue perspective, both on the balance sheet and our fee lines late second half of 2018 going into 2019. And that’s what materializing. So it’s performing as designed. I think the opportunities, as I mentioned before, that we feel really good about is our investment in our growth in middle market, which was achieved through adding both talent into our markets, new geographies, and a reengineering of our back office.

If you look at our focus on deposits, our deposits are up 2x the industry average. Household growth is 2x the industry average because of our focus as part of Project NorthStar on growing attractive, positive relationships through intelligent marketing capabilities. That’s worked extremely well.

I would tell you the one area that’s a little behind where we were hoping it would be is the mortgage business right now. It took us about six months longer to get our new loan origination system in place, which is now up and running. So it was about a six-month delay. That’s created some additional complexities and costs in that business that will obviously rectify as we move into 2019 and get that realigned. But that’s probably the one project that didn’t hit on all cylinders as we get into 2019. But net-net was we showed you on slide 5, you look at the forward metrics. We expect to be at the end of this year,

FifthThirdBancorp

December 04, 2018

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ROTCE not at 12% to 14%, but 16-plus percent, ROA up accordingly, and then efficiency ratio still at 57%. So we’ll deliver on those financial metrics and that’s been realigned, obviously for taxes and the interest rate environment.

Ryan Nash:	So you showed on slide 8 expectations for loan growth for next year. You’re talked in your prepared remarks regarding the $5 billion of loans you’ve exited. You’ve seen commercial credit metrics get better over that timeframe. There’s obviously a lot of concerns in the market today, just given where we are in the cycle. I guess one, how do you think about your performance of your commercial portfolio, as we look ahead 12 to 18 months? And then second, how do you balance risk-reward of loan growth at this point in the cycle?

Greg Carmichael:	First of all, we have not changed our risk appetite whatsoever. And our origination volumes and our approach to the market has not changed. What has changed though, if you think about it, when we announced Project NorthStar, we exited $5 billion of C&I loans, both from a profitability or a risk-return perspective. That took with it not just loans, deposits and fees; it created some headwind for us, as we know it would. But we’ve outperformed through those couple years, as we pushed out that $5 billion. In addition to that, we’ve made a conscientious decision to reduce our consumer indirect auto lending book. We took our originations from $5 billion down to roughly $3 billion. We’re starting to bring that back up right now. So we did some things that created a muted loan growth over the last couple years to reposition the balance sheet for profitability and performance through the cycle, which is evidenced in our numbers right now, if you look at our NIM expansion, our credit metrics as I mentioned before, criticized assets at 3.5%. That’s 50% less than where they were just at the end of 2015.

So the outcomes, we’re achieving those outcomes. As we think about next year and loan growth there, you’re going to have a turn in the indirect auto, so that will be additive. Unsecured loans, as we continue to focus on those opportunities, within the same credit metrics, will continue to be additive. You’re seeing the credit card growth of about 6-7%. We’ve invested heavily in that business in talent analytics capabilities. And on the commercial side, we’ve seen strong performance in our middle market bank, as we would expect it to, under Project NorthStar with the investment we made. We’re seeing strong growth in middle market, and large corp (ph) is consistent through our verticals, as we saw last year and this year, we’ll see again next year.

So with that, payoffs, pay-downs, we think will be relatively behaved. We would expect that type of loan growth.

Tayfun Tuzun:	And Ryan, I think it’s important to note that we did not go through the pain of executing those exits and reducing our auto originations to reload back up again. So from a credit profile perspective, we have no intention to go back to the same type of exposure that we had at the beginning of 2016.

Greg Carmichael:	To Tayfun’s point, there was a lot of pain in that lifting and to right-size the risk in our balance on the commercial side of the house, on profitability. And we’re not going to go backwards. So this is not about reaching. It’s about capitalizing on investments that we made and keeping processes and talent, and expansion opportunities, and acquisition opportunities; and deliver on those commitments.

Ryan Nash:

And so we’ve Tayfun in the mix, maybe I’ll ask him a question, and Jamie is in the audience. He might add to it. Obviously we’re seeing continuing flattening of the yield curve, which has been a concern of investors. I think Greg might have mentioned in his

FifthThirdBancorp

December 04, 2018

02:00 PM EST

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remarks that you’ve taken steps to mitigate the impacts of the interest rate environment. Can you maybe talk about what a prolonged period of a flattening yield curve could mean? What actions did you guys take to mitigate it? And how do you think you’ve performed in the period like that?

Tayfun Tuzun:	We actually very good about the positioning our balance sheet today. As you have seen us over the last 2-3 years, we’ve been very balanced in terms of managing the rate risk exposure. We, at the end of September and early October, during the sell-off, we executed $4 billion in received fixed swaps and $3 billion in floors to prepare us better for the back end of this rate cycle. And since then, we added another billion dollars in swaps. The investment portfolio is very well-positioned with lock-downs, cash flow lock-downs, securities. Over 50% of our portfolio is actually in those types of securities.

Our balance sheet naturally is very much exposed to the front end of the curve, rather than the back end. We have not grown the mortgage portfolio, as you have seen, some of our peers growing this year. And in addition, when we run our stress tests, exposing the balance sheet to an inverted yield curve, anchoring it at about a 2.50 type of 10-year treasury rate, we are seeing only 1 to 2 basis points contraction in our margin. So we like very much where we are. We still have maintained a prudent level of asset sensitivity. But at the same time, we’ve been very focused on making sure that we protect ourselves against the back end of this rate cycle.

Ryan Nash:	Greg, one of the bigger more recent announcements that you made was that you decided to reduce branches in one part of the footprint, and build out the Southeast part of the franchise. I guess, can you talk about the strategic rationale of why you’re doing this now. And one of the things I hear from investors a lot about Fifth Third is there’s just too many things going on right now. Can you just talk about how you’re balancing all these different things that are going on, whether it’s NorthStar, the deal, or the realignment of the network?

Greg Carmichael:	First of all, as I mentioned in my prepared remarks, the project (inaudible), with Project NorthStar being complete this year, we’ll integrate MB Financial first quarter of next year, hopefully. So we balanced our workload and our resources accordingly. So we can manage through that. The one thing I want to talk about branches. Listen, we’ve reduced our branch network by almost 50%. We were one of the more aggressive regional banks up front to reduce our branch network in our legacy markets.

But we’ve been in the Southeast markets. And we’ve made acquisitions in early 2000, F&B, First Charter, and so forth; that put us into the Southeast markets like Charlotte, Atlanta, Nashville, certain additional parts of Florida; we’re there. And we’re there in a very strong way. Our growth in those Southeast markets in deposits, as I mentioned, we’re outperforming our peers by 2x on deposit gathering. We’re growing 5.7% in deposit growth in those markets. And we don’t have the penetration and distribution that we need in those markets. And we’re still doing that well. We’ve got great leadership in those markets. We’re performing well. We can perform better.

If you look at our legacy market where we have a large branch infrastructure, given the way our customers want to bank, we need less density in those markets. In those markets, we’re growing deposits at 3.6%. So what we’re talking about doing as far as effort goes, we’re going to close another 100 branches over the next 12 months. But over the next 3-plus years, we’ll add another 100 branches into the Southeast. So if you think about how that gets level-loaded through, we can’t build them or add them. And we’re not going to overpay for property down there. We can’t do that at the pace we’re going to shut it down.

FifthThirdBancorp

December 04, 2018

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So you’re going to see further reductions in our legacy and then a slow build into our once again, markets that we’re already in. There’s no new markets we’re talking about here, the markets we already run strong retail franchises. We just need more distribution into those markets.

Those branches will be a much smaller footprint, high technology, lower staffing, lower cost to operate; but you still need a presence. Branches aren’t going away, even though a significant amount of the transactions, 66-plus percent of our transactions go through our digital channels. People still want to touch a banking center to solve a problem, complex issues that you’re trying work with, and some people just like the bank — to go into a banking center for other reasons.

So we’re going to keep a presence. It’s just not going to be a large 4,200 square foot branch with three drive-up windows. But that’s our strategy in how we’re going to do it. That’s how we balance the workload. We are 100% confident in our ability to deliver on our NorthStar commitments. MB Financial expenses, we have the path there. We’re very confident in our ability to execute on that. And then over time, we’ll reposition that 100 branches. But that’s a three-year position cycle.

Ryan Nash:	You laid out guidance for expenses to grow, I believe, less than 1% next year. I guess at the same time, the company is making lots of investments. Can you talk about how you balance the ability to continue to invest in the franchise, yet have expenses essentially flat? Where are we getting savings from and what could this mean for longer-term efficiency?

Greg Carmichael:	First off, as part of Project NorthStar, we front-end loaded that initiative with a lot of expense reductions to help pay for some of the investments in Project NorthStar. So as you think about ‘17 over 16, we grew expenses less than 1%. It will be 4-plus percent this year, as designed. Because it’s a heavy investment cycle. Then next year we’ll run at 1%, something less than 1%. We also took action again this year. As I mentioned early in the first quarter call, to further reduce our expenses, we did a headcount reduction that was pretty significant in the tune of $75-80 million that we see the full run rate in next year. That’s 2% of our expense base. We continue to find ways to be thoughtful about our legacy infrastructure to reduce our cost to support that legacy infrastructure.

Vendor management, another area of continued opportunity; workspace management; in markets where we acquired corporate more headquarters and we had a large infrastructure, six-seven floors; we need two. We’ve done that rationalization. So those opportunities allow us to continue to fund the investments associated with NorthStar, but also our investments in technology have been significant.

Since I became CEO, our technology spend is up 30-plus percent. That’s important. Our investments in technology to optimize our back office in support and serve our customers is critical that we make those investments to be relative and efficient in the future. And we’re not giving up or retreating on that. We’re going to continue to make those investments. And next year will be another strong investment. All of that is going to be handled within that 1%.

Tayfun Tuzun:

And Ryan, since we’re on the expense base, the other clarification I just want to make sure that it is well understood on the MB side, as Greg mentioned, we anticipate to achieve all of the expense savings, just as we discussed at the announcement date. 50% of those will be realized in year one. And we will exit year one at a level where we are confident that we will realize 100% of the savings on a run rate basis, day one of year

FifthThirdBancorp

December 04, 2018

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two. So year two we’ll take out $255 million of expenses off of a base, which I do believe some analysts may be looking at a higher expense base at MB. But they have already rationalized the mortgage expenses. So we’re looking to take out $255 million from a lower expense base that they already adjusted. So that’s — I just want to clarify it as these expense discussions tend to be a bit more complex when you have an acquisition.

Ryan Nash:	Thanks for clarifying. Greg, you talked about tech spend being up about 30% since you took over CEO. You obviously come from a technology background. This continues to be a hot topic here at the conference. How much do you expect your technology spend to grow over the next few years, and what percentage of it do you expect to be allocated to the innovation part of your budget?

Greg Carmichael:	First off, we’re going to continue to rationalize our legacy infrastructure. I think all banks are trying to do that. You have a large legacy infrastructure. It’s not agile by any means. To continue to elevate those capabilities into more efficient technologies to allow you to move faster to back office; that’s kind of blocking and tackling. We have to do that. I would tell you beyond that, a significant portion of that additional tech spend is focused on innovation and digitization of our infrastructure, which it should be.

What you want to do is as a technologist, is you want to reduce the base cost to keep the lights on, and you want to be able to spend more money in R&D and innovation. And that’s what we’re designed for.

Ryan Nash:	I wanted to switch gears and to talk a little bit about M&A. Obviously you articulated you have a big transaction that’s going to be closing early next year. One of the questions I get from investors a lot in the decision to undertake such a big acquisition at this point in the cycle. Can you talk about the strategic rationale behind it? And then while obviously there’s going to be a lot of work going on over the next, call it 12 to 18 months; as you look out beyond that, would there be any criteria where you would consider further acquisitions? Or was this one transformational deal and you wouldn’t expect to be active in whole bank M&A for the foreseeable future?

Greg Carmichael:	You know, first off our intention is to grow our business organically and make smart investments in non-bank acquisitions that add strategic value to our products and services for our customer. And that’s what we’ve been doing, up until the opportunity — it didn’t happen overnight — with MB Financial. And quite frankly, in good markets, all markets but in the best markets, scale matters. And when we looked at the opportunity to bring these two franchises together, which is all predicated on keeping the leadership team intact at MB Financial, the synergies between the two businesses, expense opportunities; when you think about the economics and the value we create for shareholders, it’s year one accretive EPS, year two 10% accretive EPS. It adds 200 basis points on our ROTCE. It adds 10 to 12 basis point on ROA. And it gets us to a mid-50s efficiency ratio. There’s not a lot of transactions that could have done that for us.

And at the end of the day, it’s a good franchise. The cultures fit extremely well. And this opportunity as we continue to talk about it, at the end of the day, we don’t get to pick the timing necessarily. And the franchise was available, the conversations have been had, their board was interested, as our board was interested, and the timing was in front of us and we executed against it. We feel very good about that decision. We feel more comfortable today than we ever have about the revenue synergies that we then bake into the deal of $60-75 million, PTI over the next two or three years. That’s very rarely available. And then expenses, like I said, we have a clear line of sight in executing that. We’ll have that $255 million out the first year, going to year two run rate. Those economics are compelling.

FifthThirdBancorp

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There’s not a lot other franchises that would have made us the number two or three, depending on you count deposits, in deposit share in Chicago. We’re the second-largest middle market company in Chicago. We’ll bank one in every five customers in the second-largest market opportunity. You can add all four of our largest markets together, and you wouldn’t get the deposit or the commercial middle market opportunities that we get in Chicago with this transaction.

So it’s a big market. The scale we have in place today, we have a great leadership team there. The timing that executed was the timing to get the deal done. That made sense for them. It made sense for us. Now fast-forwarding, we don’t see another opportunity that creates that type of value for and our shareholders today. And our focus in repositioning those branches is indicative of our intent to grow those markets organically and be additive to them. And that’s going to be our focus.

Ryan Nash:	Tayfun, Greg referenced getting the target capital ratio down to in the 9s, 9-9.5, over 18 months. You obviously have to resubmit — you’ve had to resubmit because of the transaction. Just given what we’ve seen in the markets, can you just talk about the capital prioritization and the ability to accelerate capital returns, just given where the stock is today, maybe relative to when the deal was originally announced?

Tayfun Tuzun:	Where the stock is today clearly makes buybacks more valuable. But the decision that we’ve made that this portfolio really only requires a CET1 ratio between 9% and 9.5% is independent from what’s happening today in the markets. The risk profile of our business, of our balance sheet, has changed to an extent where we feel very comfortable with that 9% to 9.5% ratio from the 10.7% that we have today.

Clearly a move like today’s move makes buybacks even more compelling. But as you know, we also back when we received the approval for our 2018 CCAR announced fairly strong dividend increases here in this 2018 CCAR cycle. So we’ve rewarded our shareholders pretty well with buybacks and capital returns over the last 4-5 years, at really the top of the peer group, and we are pretty optimistic that we will be able to continue to do so. And we still have a remaining equity share in Worldpay, roughly over $500 million in pretax that we’ve in the past, have used very efficiently again to return that to our shareholders.

So expect us to continue to hit very strong capital return numbers in the next, as I said, 12 to 18 months.

Ryan Nash:	One of the things Greg talked about in his slides was the ability to continue to grow core deposits and the ability to fund yourselves from a core perspective. I’m going to tie kind of two questions in here. The first thing is, can you talk about maybe what you’re seeing competitively on the deposit side? I think you talked about mid-50s on the deposit beta side. Are you seeing anything accelerating on either consumer or commercial?

And then second, we’ve gotten proposed changes regulatorily-wise, which you guys sit in a strong position on the LCR. Would something like that allow you to think differently about how you manage the size of the securities portfolio if deposit competition starts to get a little bit more intense?

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Tayfun Tuzun:	We think that the changes, the proposed changes in the LCR regime will probably have a bigger impact on the composition of the investment portfolio, rather than the size. I think you will be able to more efficiently allocate level one and level two distributions within the invest — I think the size will probably stay the same.

From a liquidity perspective, we will have better opportunities on the liabilities side with deposit businesses that we have exited, relationships that we have exited, because they were LCR punitive. We are likely going to go back to some of those and that will provide some liquidity. In terms of what we are seeing today in deposit markets, look, as Greg mentioned, we’ve been very successful in growing retail households and retail deposits over the last year, with significantly outpacing the industry with our own direct marketing expansion of our preferred offers, as well as the branch repositioning. We’ve done a good job in growing commercial side of the business relationships. But we can probably do better there. But our intent, just as we executed this year, is to fund loan growth with core deposits. We’ve done that this year so far. And our outlook for next year is the same.

In terms of deposit betas, look, I mean commercial deposit betas are on the high end at the (inaudible) range. Clearly the retail deposit betas have been on the low end. We expect that if there are additional Fed rate moves to inch up, but they will not yet get close to where we were in the last rate cycle. So I think we’re doing a good job managing that side of the balance sheet.

Ryan Nash:	I guess Greg, in the last 30 seconds to a minute we have here, one question I’m asking to you and a lot of your peers is clearly the market is sending us signals that there’s a lot of concerns out there, whether it’s the yield curve or potential for charge-offs. Do you think profitability across the industry has peaked or do you see opportunities to continue to improve profitability? Is there anything on the horizon that you’re seeing that’s causing concerns to you at the moment?

Greg Carmichael:	You know, first off, it’s hard to predict where we’re headed. And at the end of the day, we all know we’re at the long end of the cycle. We’ve all been positioning for that. That’s why we’ve taken the tough actions that we’ve taken over the last three years to perform well through the cycle. And as Tayfun mentioned, we’re not going to retreat from that. We’re going to continue to focus on that.

But with that said, we’re still benefiting from tax reform, interest rates; the investments that we’ve made. We feel very positive we can continue to grow PTI next year, as we line up for the execution of our plans, with the additions and talent that we brought in, the products, the acquisitions; we feel like there’s more opportunity and more upside in 2019.

Now with that said, today is a challenging day. For all the right reasons, we’re concerned. So we’ll monitor everything very carefully. We’re very mindful once again of where we’re at in the cycle. We’re well-positioned to deal with a downturn in the economy. And we’ll be very cautious.

Ryan Nash:	Great. Well, please join me in thanking Fifth Third.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Fifth Third Bancorp has filed with the SEC a Registration Statement on Form S-4 that includes the Proxy Statement of MB Financial, Inc. and a Prospectus of Fifth Third Bancorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Fifth Third Bancorp and MB Financial, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Fifth Third Bancorp at ir.53.com or from MB Financial, Inc. by accessing MB Financial, Inc.’s website at investor.mbfinancial.com.

Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Fifth Third Investor Relations at Fifth Third Investor Relations, MD 1090QC, 38 Fountain Square Plaza, Cincinnati, OH 45263, by calling (866) 670-0468, or by sending an e-mail to ir@53.com or to MB Financial, Attention: Corporate Secretary, at 6111 North River Road, Rosemont, Illinois 60018, by calling (847) 653-1992 or by sending an e-mail to dkoros@mbfinancial.com.

Fifth Third Bancorp and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of MB Financial, Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding Fifth Third Bancorp’s directors and executive officers is contained in Fifth Third Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 6, 2018, which are filed with the SEC. Information regarding MB Financial, Inc.’s directors and executive officers is contained in its Proxy Statement on Schedule 14A filed with the SEC on April 3, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Fifth Third Bancorp’s and MB Financial, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Fifth Third Bancorp’s and MB Financial, Inc.’s reports filed with or furnished to the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval of the merger by MB Financial, Inc.’s stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the businesses of MB Financial, Inc. or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Fifth Third Bancorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.